

September 21, 2016

Via E-Mail
Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re:** **Cnova N.V.**
> **Schedule 13E-3 Amendments No. 1 and 2**
> **Filed on September 15, 2016**
> **File No. 5-88718**

Dear Mr. Emmerich:

We have reviewed the above filings and related response letter and have the following additional comments.

**Exhibit (a)(2) Preliminary Supplemental Information Statement**

General

1.      We note the following legend at the bottom of the cover page to Exhibit (a)(2):

> The information in this supplemental information statement is subject to completion or amendment. You should review the final version of this supplemental information statement, which will be filed by Cnova N.V. with the U.S. Securities and Exchange Commission and made available on Cnova N.V.'s webpage, when it is available.

> Please advise us of the filing persons' intent with respect to disseminating to shareholders material changes in the information initially sent to shareholders and the planned method for doing so.  Refer to Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii).

General Information, page i

2.      We note your response to prior comment 1.  Disclosure still indicates that the supplemental information statement "does not contain all of the information in the Transaction Statement" which is defined to refer to the Schedule 13E-3.  While the response indicates that Exhibits (a)(1) and (a)(2) will be disseminated to shareholders, Exchange Act Rule 13e-3(e) and (f) requires that the registrant disseminate to shareholders all of the information required by the various items of Schedule 13E-3, except for Item 1016 of regulation M-A, or a fair and adequate summary of the information.  Please confirm that Exhibits (a)(1) and (a)(2) contain all of such

information or that the Transaction Statement will also be disseminated to shareholders as well.

Via Varejo Financial Advisor Materials, page 8

3.      We note disclosure revised in response to prior comment 3.  Both the language here and throughout Exhibit (a)(1) indicate that the various summaries included in the exhibit are qualified in their  entirety by reference to the full text of the relevant document attached as additional exhibits to the Schedule 13E-3.  It is the responsibility of each filing person to summarize accurately the material portions of the referenced documents and the qualifications suggest that the summaries may not be materially complete.  Please revise to eliminate such qualifications.

Recommendation of the Cnova Transaction Committee…, page 26

4.      We note your response to prior comment 4.  Please supplementally provide us with a copy of the Board resolutions that delegate authority to the Cnova transaction committee to evaluate the fairness of the Transactions on behalf of Cnova.

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Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions